UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 12, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Cash fraction applicable to the capitalisation issue
Johannesburg, 12 April 2018: Shareholders are referred to the Group´s operating and financial results for the year ended 31 December 2018, which was published on the Stock Exchange News Service
(SENS) on 22 February 2018 in which a capitalisation issue was declared by the Sibanye-Stillwater board.
The applicable ratio for the capitalisation issue was 4 capitalisation issue shares for every 100 ordinary
Sibanye-Stillwater shares held on the Record Date, being Friday, 13 April 2018.

As per the above release, if the application of this ratio gave rise to a fraction of an ordinary Sibanye share, such fraction would be rounded down to the nearest whole number, resulting in whole ordinary
Sibanye-Stillwater shares being allocated with an equivalent cash payment in compensating for the fraction ("Rounding Provision").

In accordance with the JSE Limited listing requirements, the cash payment has been determined with reference to the volume weighted average price of an ordinary Sibanye-Stillwater share traded on the JSE on Wednesday, 11 April 2018 (being the day on which an ordinary Sibanye-Stillwater share began trading `ex´ the entitlement to receive the capitalisation issue), discounted by 10%.
Shareholders are accordingly advised that the applicable cash payment for the fractional entitlement is 990.94 cents (1101.04 cents, discounted by 10%).

Example of fractional entitlement:
This example assumes that a Shareholder holds 110 ordinary shares at the close of business on the
Record Date.

New ordinary share entitlement = 110 x (4/100) = 4.4
The Rounding Provision described above is then applied and the shareholder will receive:
4 Capitalisation issue shares in respect of the 100 ordinary shares held and a cash payment for the fractional entitlement of 0.4 x 990.94 = 396.38 cents.
Holders of the American depository receipts (ADRs) are also eligible for the capitalisation issue although different timelines may apply. The depositary bank (BNY Mellon) will notify eligible ADR holders via respective clearing centre. For any enquiries, please visit www.adrbnymellon.com, email
shrrelations@bnymellon.com or Tel: +1 201 680 6825.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

CONTACT
James Wellsted
SVP Investor Relations
+27 (0)83 453 4014
ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”,
“anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement.
Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 12, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer